

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

January 15, 2010

Mr. Simon Crowe
Chief Financial Officer
Acergy S.A.
200 Hammersmith Road
London W6 7DL, United Kingdom

> **Re: Acergy S.A.**
> **Form 20-F for Fiscal Year Ended November 30, 2008**
> **Filed April 21, 2009**
> **File No. 000-21742**

Dear Mr. Crowe:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director